Exhibit 21.1

Name of Subsidiary	Ownership
Bill Barrett CBM Corporation, a Delaware corporation	100% owned by Bill Barrett Corporation

Circle B Land Co. LLC, a Colorado limited liability company	100% owned by Bill Barrett Corporation

Bill Barrett Properties Inc. and Bill Barrett Production Company were merged into Bill Barrett Corporation on July 1, 2008

Bill Barrett CBM, LLC was merged into Bill Barrett CBM Corporation on October 1, 2009